FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

02 DEC 16 AM 10: 13

FOSTER'S GROUP

Inspiring Global Enjoyment

02060548

PROCESSED 82-1711

DEC 30 2002

THOMSON FINANCIAL

PRESS RELEASE

Fosters Brewing Group

SUPPL

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

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Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com if the following names/numbers are outdated.

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FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

16 December 2002

CHANGE OF SHARE REGISTRAR

As of Monday 16 December 2002 the new share registrar for Foster's Group Limited will be Computershare Investor Services Pty Ltd. Contact details are as follows:

Level 12
565 Bourke Street
Melbourne, Vic, 3000
AUSTRALIA

G.P.O. Box 2975
Melbourne, Vic, 3001
AUSTRALIA

Telephone:	1300 134 708
International Telephone Number:	+61 3 9615 5970
Facsimile:	+61 3 9473 2469
Website Address:	www.computershare.com
Email:	web.queries@computershare.com.au